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EXHIBIT 11
STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS
TRINOVA CORPORATION
(In thousands, except per share data)

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                                          Three Months Ended        Six Months Ended
                                               June 30                   June 30
                                           1994        1993         1994        1993

AVERAGE SHARES OF COMMON STOCK
AND COMMON STOCK EQUIVALENTS
OUTSTANDING (NOTE A)
Average shares outstanding                  28,745       28,288      28,659      28,269
Assumed conversion of the 6 percent
 convertible debentures                      1,905            -       1,905           -
Net effect of dilutive stock
 options based upon treasury stock
 method using average market price             216           57         216          57
                                         ---------   ----------  ----------  ----------
Average shares of common stock
 and common stock equivalents
 outstanding                                30,866       28,345      30,780      28,326
                                        ==========   ==========  ==========  ==========
INCOME (LOSS) ATTRIBUTABLE TO COMMON
STOCK (NOTE A)
Income (loss) before cumulative effect
 of change in accounting principle      $   19,324   $   (9,121)  $  32,598   $  (3,487)
After-tax equivalent of interest
  expense on the 6 percent convertible
  debentures                                   930            -       1,860           -
Cumulative effect of change in
 accounting for postretirement
 benefits other than pensions, net
 of income tax benefit                           -            -           -     (70,229)
                                        ----------   ----------  ----------  ----------
Income (loss) attributable to
common stock                            $   20,254   $   (9,121) $   34,458  $  (73,716)
                                        ==========   ==========  ==========  ==========
Income (loss) per share
 Income (loss) before cumulative effect
  of change in accounting principle     $      .66   $     (.32) $     1.12  $     (.12)
 Cumulative effect of change in
  accounting for postretirement
  benefits other than pensions                   -            -           -       (2.48)
                                        ----------   ----------  ----------  ----------
Net Income (Loss) per Share             $      .66   $     (.32) $     1.12  $    (2.60)
                                        ==========   ==========  ==========  ==========

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Note A - Net income (loss) per share was computed on the average number of common shares outstanding, including common stock equivalents. In the 1994 second quarter and six month period, common stock equivalents included the assumed conversion of the Company's 6 percent convertible debentures and income used in computing income per share was increased for the after-tax equivalent of interest expense on the 6 percent convertible debentures. For the 1993 second quarter and six month period, the assumed conversion of the 6 percent convertible debentures was not included in average shares outstanding or in income used in computing income per share because the effect of the inclusion would have been anti-dilutive.

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